AB 3/1

BB 2/22

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SEC MAIL
FEB 1 2 2007
SECTION
213
WASH., D.C.

S)MMISSION
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07000813

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RichAve Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 N. Atlantic Blvd., Suite 110
(No. and Street)

Monterey Park (City) California (State) 91754 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan S. Lui (626) 374-3149
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Rd., Los Angeles, CA 90027
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 2 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/1

OATH OR AFFIRMATION

I, Alan S. Lui, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RichAve Financial, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Los Angeles } ss.
Subscribed and sworn to before me on Feb. 07, 2007.

[signature]
Notary Public

[signature: Alan S. Lui]
Signature

president
Title

THUAN DANG HO
Commission # 1416718
Notary Public - California
Orange County
My Comm. Expires Jun 6, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THUAN DANG HO
Commission # 1416718
Notary Public - California
Orange County
My Comm. Expires Jun 6, 2007

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2006

RICHAVE FINANCIAL, INC.

111 N. Atlantic Blvd., Suite 110
Monterey Park, CA 91754

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
RichAve Financial, Inc.
Monterey Park, California

I have audited the accompanying statement of financial condition of RichAve Financial, Inc. as of December 31, 2006 and related statements of income, cash flows, and changes in shareholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of RichAve Financial, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of RichAve Financial, Inc. as of December 31, 2006 and the results of its operations cash flows and shareholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
January 24, 2007

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

RICHAVE FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash			
Checking		$	8,695
Commissions receivable			37,095
Clearing broker deposit			25,625
Goodwill net of accumulated amortization of $29,200			6,800
Office equipment net of depreciation of $1,489			2,977
TOTAL ASSETS		$	81,192

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES				
Accrued expenses			$	36,531
TOTAL LIABILITIES				36,531
SHAREHOLDERS' EQUITY				
Common stock ($1 par value, 1,000,000 shares authorized, 480,000 shares issued and outstanding)	$	480,000		
Paid-in capital		228,464		
Retained earnings (deficit)		(663,803)		44,661
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			$	81,192

See Accompanying Notes to Financial Statements

RICHAVE FINANCIAL, INC.
STATEMENT OF LOSS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES	
Commissions	$ 230,555
Other income	625
TOTAL REVENUES	231,180
OPERATING EXPENSES - see page 8	253,881
INCOME (LOSS) BEFORE TAX PROVISION	(22,701)
INCOME TAX PROVISION	800
NET LOSS	$ (23,501)

See Accompanying Notes to Financial Statements

RICHAVE FINANCIAL, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2005	480,000	$ 480,000	$ 228,464	$ (640,302)	$ 68,162
Net Income (loss)				(23,501)	(23,501)
Balance, December 31, 2006	480,000	$ 480,000	$ 228,464	$ (663,803)	$ 44,661

See Accompanying Notes to Financial Statements

RICHAVE FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities:		
Net income (loss)	$	(23,501)
Amortization and depreciation		8,689
Changes in operating assets and liabilities:		
Commissions receivable		3,061
Clearing broker deposit		(180)
Accrued expenses		15,147
Net cash provided operating activities		3,216
Cash Flows from Investing Activities		
Equipment purchase		(4,466)
		(4,466)
Cash Flows from Financing Activities:		
Paid in capital		0
Cash Flows from Financing Activities		0
Net increase (decrease) in cash		(1,250)
Cash at beginning of year		9,945
Cash at end of year	$	8,695

SUPPLEMENTAL INFORMATION

Interest paid	$	0
Income taxes paid	$	800

See Accompanying Notes to Financial Statements

RICHAVE FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 1 - Summary of Significant Accounting Policies

Organization

Amervest Capital, Inc. was incorporated in California on June 17, 1994 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. April 4, 2002, the Company was acquired by another Company and the name was changed to RichAve Financial, Inc. (the Company). The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through a clearing broker- dealer on a fully disclosed basis and, accordingly, is exempt from the provisions of SEC Rule 15c3-3 under Subparagraph (k)(2)(ii). The Company maintains its principal and only office in Anaheim, California.

Securities Transactions

Customers' securities transactions and related commission income and expenses are recorded on a settlement-date basis, generally the third business day following the transaction. The financial statement effect of recording these transactions at settlement date rather than the transaction date is not significant.

Amortization and Depreciation

The Company amortizes goodwill over a five-year period. Office equipment is depreciated over 3 years.

Provision for Income Taxes

Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB Statement No. 109, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. See the computation of net capital requirements following these Notes to Financial Statements.

Note 3 – Income Taxes

The Company's fiscal year ends December 31, 2006. The Company will file an income tax return on the cash basis. The provision for income taxes for the year consists of the following:

Federal Current	$ 0
State Current	800
	$ 800

Note 4 - Related Parties

The Company has been involved in certain business transactions with it's parent company (the Affiliate). Certain operating expenses are shared between the two companies.

Note 5 - Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 6 – Computation of Determination of Reserve Requirements per Rule 15c3-3.

A computation of reserve requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (K)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 7 – Information Relating to Possession or Control Requirements under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(ii) exemptive provision.

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on Supplemental Information

RichAve Financial, Inc.
Monterey Park, California

My report on my audit of the basic financial statements of RichAve Financial, Inc. for December 31, 2006 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of operating expenses on Page 8 are presented for the purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, I express no opinion on them.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
January 24, 2007

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

RICHAVE FINANCIAL, INC.
SCHEDULE OF OPERATING EXPENSES
DECEMBER 31, 2006

OPERATING EXPENSES

Amortization and depreciation	$	8,689
Clearing fees		61,162
Commissions expense		81,848
Consulting fees		71,300
Licenses and permits		7,515
Office expense		643
Professional fees		1,495
Rent		14,398
Telephone		500
Travel		4,640
All other		1,691
TOTAL OPERATING EXPENSES	$	253,881

See Accompanying Notes to Financial Statements

RICHAVE FINANCIAL, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	44,661
Nonallowable assets:		
Goodwill net of accumulated amortization of $29,200		(6,800)
Office equipment net of depreciation of $1,489		(2,977)
Clearing broker deposit over the required $25,000		(625)
NET CAPITAL	$	34,259
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$	2,435
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	29,259
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	30,606
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities net of deferred income taxes payable and deferred income	$	36,531
Percentage of aggregate indebtedness to net capital		107%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	36,199
VARIANCE:		
Accrued expenses - not booked		(1,495)
Clearing broker deposit over the $25,000 per Focus report filed		(445)
Rounding		
NET CAPITAL PER AUDIT REPORT	$	34,259

See Accompanying Notes to Financial Statements

PART II

RICHAVE FINANCIAL, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2006

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
RichAve Financial, Inc.
Monterey Park, California

In planning and performing my audit of the financial statements and supplemental schedules of RichAve Financial, Inc. (the Company) for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

415 North Camden Drive, Suite 220, Beverly Hills, CA 90210-4403
3832 Shannon Road, Los Angeles, CA 90027-1442
Phone (323) 669-0545 Fax (323) 669-0575 Cell Phone (310) 435-0746 Email elizabeth@tractenberg.net
www.tractenberg.net

Board of Directors
RichAve Financial, Inc.
Monterey Park, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 171-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
January 24, 2007

END